As filed with the Securities and Exchange                                           Registration No. 333-

Commission on September 21, 2015                                                 Registration No. 811-02513

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

and Amendment to

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Variable Annuity Account C of

Voya Retirement Insurance and Annuity Company

One Orange Way, Windsor, Connecticut 06095-4774

Depositor’s Telephone Number, including Area Code: (860) 580-2824

J. Neil McMurdie, Senior Counsel

Voya Legal Services

One Orange Way, C2N, Windsor, Connecticut 06095-4774

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:

As soon as practical after the effective date of the Registration Statement.

Title of Securities Being Registered: Group Deferred Fixed and Variable Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART A PROSPECTUS

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Variable Annuity Account C

Florida University System Optional Retirement Program and the Florida Senior Management Service Optional Annuity Program

CONTRACT PROSPECTUS – DECEMBER __, 2015

The Contracts. The contracts described in this prospectus are group deferred fixed and variable annuity contracts issued by Voya Retirement Insurance and Annuity Company (the “Company,” “we,” “us,” “our”). They are intended to be used as funding vehicles for certain types of retirement plans and to qualify for beneficial tax treatment and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (the “Tax Code”).

Why Reading This Prospectus Is Important. Before you participate in the contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contracts offer variable investment options and a fixed interest option. When we establish your account(s), the contract holder, (generally, the sponsor of your retirement plan or a trust), or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states. Your plan sponsor may have selected a subset of variable and/or fixed interest options to be available for investment under your plan.

Variable Investment Options. Variable investment options available through the contracts are listed on the next page. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the “separate account”), a separate account of the Company. Each subaccount invests in one of the mutual funds (“funds”) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds through the contract is located in the “INVESTMENT OPTIONS” section on page 11. The particular risks associated with each fund are detailed in the fund’s prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

Fixed Interest Option. Fixed Plus Account II

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest option in Appendix I to this prospectus.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See “Contract Distribution” for further information about the amount of compensation we pay.

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund’s summary prospectus. You may obtain the December __, 2015 Statement of Additional Information (“SAI”) without charge by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing to us at the address referenced under “Contract Overview - Questions: Contacting the Company.” You may also obtain a prospectus or an SAI for any of the funds by calling that number. The contract prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission (“SEC”) website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov, or by writing to the SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement of the contract prospectus under the Securities Act of 1933. This number is 333-________. The SAI table of contents is listed on page 39 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

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CONTRACT PROSPECTUS – DECEMBER __, 2015 (CONTINUED)

The Funds*

•         Aberdeen International Equity Fund (Institutional Shares)

•         Delaware Smid Cap Growth Fund (Institutional Shares)

•         DFA Emerging Markets Core Equity Portfolio (Institutional Shares)

•         DFA Inflation-Protected Securities Portfolio (Institutional Shares)

•         DFA U.S. Targeted Value Portfolio (Institutional Shares)

•         Metropolitan West Total Return Bond Fund (Institutional Shares)

•         Neuberger Berman Socially Responsive Fund (Institutional Shares)

•         T. Rowe Price Institutional Large-Cap Growth Fund

•          Touchstone Value Fund (Institutional Shares)

*See “Appendix III” for details about each fund’s investment adviser/subadviser and investment objective. The funds are available to the general public in addition to being available through variable annuity contracts. See “FEDERAL TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans” for a discussion of investment in one of the public funds under a 403(b) or Roth 403(b) annuity contract.

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TABLE OF CONTENTS

Contract Overview	4
Who’s Who
The Contract and Your Retirement Plan
Questions: Contacting the Company (sidebar)
Sending Forms And Written Requests In Good Order (sidebar)
Contract Facts
Contract Phases: Accumulation Phase, Income Phase

Fee Table	6
Condensed Financial Information	7
The Company	8
Contract Purchase and Participation	8
Contract Ownership and Rights	10
Right to Cancel	11
Investment Options	11
Fees	13
Your Account Value	16
Transfers	17
Withdrawals	21
Systematic Distribution Options	22
Loans	23
Death Benefit	23
Income Phase	25
federal Tax Considerations	28
Contract Distribution	35
Other Topics	37

Anti-Money Laundering – Performance Reporting – Contract Modification – Legal Proceedings – Payment Delay or Suspension – Transfer of Ownership; Assignment – Account Termination – Intent to Confirm Quarterly

Contents of the Statement of Additional Information	39
Appendix I – Fixed Plus Account II	40
Appendix II – Participant Appointment of Employer as Agent Under an Annuity Contract	44
Appendix III – FUND DescriptionS	45

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CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

Questions: Contacting the Company. Contact your local representative or write or call the Company:

Customer Service

P.O. Box 990063

Hartford, CT 06199-0063

1-800-262-3862

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in “good order.” By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in “good order” when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

Who’s Who

You (the “participant”): The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder: The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

We (the “Company”): Voya Retirement Insurance and Annuity Company. We issue the contract.

For greater detail, review “Contract Ownership and Rights” and “Contract Purchase and Participation.”

The Contract and Your Retirement Plan

Retirement Plan (“plan”): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code Section under which it qualifies. For example: a “403(b) plan” is a plan that qualifies for tax treatment under Tax Code Section 403(b). To learn which Tax Code Section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in Your Plan: Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 403(b) or Roth 403(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See “Contract Purchase and Participation.”

Contract Rights: Rights under the contract and who may exercise those rights may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

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Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans and Roth 403(b) plans, as well as in certain 401(a) plans may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract. See “Right to Cancel.”

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. See “Death Benefit” and “Income Phase.”

Withdrawals: During the accumulation phase, you may, under some plans, withdraw all or part of your account value. Amounts withdrawn may be subject to deductions, tax withholding and taxation. See “Withdrawals” and “FEDERAL Tax considerations.”

Systematic Distribution Options: These allow you to receive regular payments from your account, while retaining the account in the accumulation phase. See “Systematic Distribution Options.”

Fees: Certain fees are deducted from your account value. See “Fee Table” and “Fees.”

Taxation: Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See “FEDERAL Tax Considerations.”

Contract Phases

Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provide Voya Retirement Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary. Alternatively, we may issue the contract to an employer or a plan on an unallocated basis. In that case, we establish a single account under the contract for the contract holder, and the record-keeper designated by the plan establishes and maintains an individual account or accounts for each participant.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:

• The Fixed Interest Option; or

• Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

Payments to Your Account
Step 1 ||
Voya Retirement Insurance and Annuity Company
||	Step 2	||
Fixed Interest Option	Variable Annuity Account C Variable Investment Options
The Subaccounts
	A	B	Etc.
	||	Step 3	||
	Mutual Fund A	Mutual Fund B	Etc.

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

Income Phase (receiving income phase payments from your contract)

The contract offers several payment options. See “Income Phase.” In general, you may:

• Receive income phase payments over a lifetime or for a specified period;

• Select an option that provides a death benefit to beneficiaries; or

• Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

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FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. See “Income Phase” for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.*

Loan Initiation Fee[1]................................................................................ $100.00

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

In this section:

• Maximum Transaction Expenses;

• Maximum Periodic Fees and Charges;

• Fund Fees and Expenses; and

• Examples.

See “Fees” for:

• How, When and Why Fees are Deducted;

• Reduction, Waiver and/or Elimination of Certain Fees;

• Redemption Fees; and

• Premium and Other Taxes.

Maximum Annual Maintenance Fee[2] ……………………….......... $75.00

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds’ most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund’s fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.12%	1.03%

See “FEES – Fund Fees and Expenses” for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds’ affiliates.

_______________

*State premium taxes may apply, but are not reflected in the fee tables or examples. See “Fees - Premium and Other Taxes.”

[1] See “Loans – Loan Initiation Fee.” We reserve the right to change the loan initiation fee, but not to exceed $100 per loan.

[2] See “FEES – Annual Maintenance Fee.” This fee may be reduced or eliminated based upon certain criteria, such as the number of participants in the program.

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Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses (assuming no loans), maintenance fees (converted to a percentage of assets equal to 0.608%), and fund fees and expenses.

Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum contract fees and expenses and the maximum fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:				(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$167	$517	$891	$1,941	$167	$517	$891	$1,941

Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum contract fees and expenses and the minimum fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:				(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$74	$233	$405	$904	$74	$233	$405	$904

_______________

* This example will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase. (Refer to Example A.)

CONDENSED FINANCIAL INFORMATION

In the first amendment to this prospectus after we begin offering the contract, we will provide condensed financial information about the Variable Annuity Account C subaccounts available under the contract. These tables will show the Accumulation Unit Values of the subaccounts at the beginning of the period(s) shown, at the end of the period(s) shown and the number of accumulation units outstanding at the end of the period(s) shown.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

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THE COMPANY

Voya Retirement Insurance and Annuity Company (the “Company,” “we,” “us,” our”) issues the contracts described in this prospectus and is responsible for providing each contract’s insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. (“Voya®”), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange (“NYSE”) under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. (“ING”), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the “March 2015 Offering”) and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the “March 2015 Direct Share Buyback”) (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the “March 2015 Transactions”). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the Company by the end of 2016.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

One Orange Way

Windsor, Connecticut 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority (“FINRA”), the Department of Labor (“DOL”), the IRS and the Office of the Comptroller of the Currency (“OCC”). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. See “FEDERAL TAX CONSIDERATIONS” for further discussion of some of these requirements. Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group deferred annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code Sections 401(a) and 403(b), including Roth 403(b) plans. Contracts may not be available in all states and may not be used with Roth 403(b) plans in certain states.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

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ERISA Notification. Some plans under Tax Code Sections 401 and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The contract holder must notify the Company whether Title I of ERISA applies to the plan.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 403(b) or Roth 403(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract

1. The contract holder submits the required forms and application to the Company.

2. We approve the forms and issue a contract to the contract holder.

Participating in the Contract

1. We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder).

2. If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions. If authorized by your plan, we may also establish Roth 403(b) accounts.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. If we reject the application or enrollment forms, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:

• Lump-sum payments: A one-time payment to your account in the form of a transfer from a previous contract or plan; and/or

• Installment payments: More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to the use of these two methods. For example, we may require that installment payments meet certain minimums. We may place the different types of payments in distinct accounts.

Contributions Roth 403(b) accounts must be made by after-tax salary reduction, exchange, or rollover payments (to the extent allowed by the contract) paid to us on your behalf, as permitted by the Tax Code and the plan. Roth 403(b) contributions will be placed in distinct accounts.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial purchase payments to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically at https://voyaretirement.voyaplans.com. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. See “Investment Options” and “Transfers.”

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. See “FEDERAL Tax Considerations.”

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Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contracts should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

• Long-Term Investment - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;

• Investment Risk - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;

• Features and Fees - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and

• Exchanges - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring any increased charges that might apply under this contract. Also, be sure to talk to a financial professional, tax and/or legal adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than the contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract?

• Under 401(a), 403(b), or Roth 403(b) Plans. Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder;

Who Holds Rights Under the Contract? The terms of the annuity contract will determine who holds rights under the contracts:

• Under some contracts, the contract holder holds all rights under the contract, but may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.

• Under other contracts, including most group contracts issued through a voluntary 403(b) or Roth 403(b) plan, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. See “FEDERAL Tax Considerations – Distributions - Eligibility - 403(b) and Roth 403(b) Plans.”

For additional information about the respective rights of the contract holder and participants, see “Appendix II.”

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RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder’s receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund no later than seven calendar days after we receive the required documents and written notice in good order at the address listed in “Contract Overview - Questions: Contacting the Company.” The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

INVESTMENT OPTIONS

The contract offers variable investment options and a fixed interest option. When we establish your account(s) (and your accounts may be established at different times), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of a corresponding mutual fund and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account C

We established Variable Annuity Account C (the “separate account”) under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”). It also meets the definition of “separate account” under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into “subaccounts.” Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We provide brief descriptions of the funds in APPENDIX III. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from the address and telephone number listed in “Contract Overview - Questions: Contacting the Company,” by accessing the SEC’s website or by contacting the SEC Public Reference Branch.

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Risks of Investing in the Funds

All of the funds that are available through the contract are also available to the general public outside of the contract. See “FEDERAL Tax Considerations – Special Considerations for Section 403(b) Plans” for a discussion of investment in public funds under a 403(b) or Roth 403(b) annuity contract. For additional risks associated with each fund, please see the fund’s prospectus.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under contracts issued in connection with Section 403(b) and 401 plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts. Additionally:

• During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and

• During the income phase, the number of votes is equal to the portion of reserves set aside for the contract’s share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

Subject to state and federal law and the rules and regulations thereunder and subject to limitations under certain contracts or in relation to certain plans or types of plans (e.g. plans subject to ERISA), we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:

•          Offer additional subaccounts that will invest in funds we find appropriate for contracts we issue;

•          Combine two or more subaccounts;

•          Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, we must be provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in “CONTRACT OVERVIEW - Questions: Contacting the Company.” See also “TRANSFERS” for information about making subaccount allocation changes;

•          Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:

>      A fund no longer suits the purposes of your contract;

>      There is a change in laws or regulations;

>      There is a change in the fund’s investment objectives or restrictions;

>      The fund is no longer available for investment; or

>      Another reason we deem a substitution is appropriate.

•          Stop selling the contract;

•          Limit or eliminate any voting rights for the separate account; or

•          Make any changes required by the 1940 Act or its rules or regulations.

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We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

Fixed Interest Option

For a description of Fixed Plus Account II, the fixed interest option available through the contract, see “AppendiX I.

Selecting Investment Options

When selecting investment options:

• Choose options appropriate for you. Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your financial goals;

• Understand the risks associated with the options you choose. Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and

• Be informed. Read this prospectus, the fund prospectuses and the fixed interest option appendix.

Furthermore, be aware that there may be:

• Limits on Option Availability. Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan.

FEES

The following repeats and adds to information provided in “Fee Table”. Please review both this section and “Fee Table” for information on fees.

Transaction Fees

Loan Initiation Fee

For a discussion of the loan initiation fee, the fee that may be associated with loans, please see “LOANS – Loan Initiation Fee.”

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds’ fees and expenses, review each fund’s prospectus.

Types of Fees

You may incur the following types of fees under the contract:

• Transaction Fees;

> Loan Initiation Fee;

> Redemption Fees.

• Periodic Fees and Charges:

> Annual Maintenance Fee.

• Fund Fees and Expenses;

• Charges for Advisory Services; and

• Premium and Other Taxes.

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Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $75.00

When/How. Each year during the accumulation phase we deduct this fee on your account anniversary. Under some contracts we may also deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is deducted annually on a pro rata basis from your account value invested in the subaccounts and the fixed interest option. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, pro rata from your account value invested in the subaccounts and fixed interest options. We may also deduct all or a portion of the maintenance fee from a Roth 403(b) account. Under some plans, your employer elects whether the fee is deducted from the employee account, employer account, or a portion from each. The Company may send a bill to your employer at or prior to such deduction.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining your account. It may also be used to defray plan administration costs that the Company has agreed to pay, if applicable.

Increase, Reduction or Elimination. The maintenance fee may vary (be increased (but not above the maximum amount shown above), reduced or eliminated), as described in the contract. When a plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:

• The size, type and nature of the group to which a contract is issued;

• Amount of contributions to the contract;

• The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);

• The anticipated level of administrative expenses, such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values, and any other factors pertaining to the level and expense of administrative services we will provide; and

• The number of eligible participants and the program’s participation rate.

Due to factors on which the maintenance fee is based, it is possible that it may increase, decrease, or be eliminated from year to year as the characteristics of the group change.

We will not unfairly discriminate against any group if we increase, reduce or eliminate the maintenance fee. We will make any increase, reduction, or elimination according to our own rules in effect at the time we approve the application for a contract. We reserve the right to change these rules from time to time. Any increase will not result in an annual maintenance fee in excess of the maximum amount shown above and in “FEE TABLE.”

Fund Fees and Expenses

As shown in the fund prospectuses and described in “Fee Table – Fund Fees and Expenses,” each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund’s shares. To learn more about fund fees and expenses, the additional factors that can affect the value of a fund’s shares and other important information about the funds, refer to the fund prospectuses.

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

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Revenue from the Funds

The Company may receive compensation from each of the funds or the funds’ affiliates. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds’ affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds’ affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses.

The amount of revenue the Company may receive from each of the funds or from the funds’ affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. Fund revenue is important to the Company’s profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds. There are no affiliated funds available through the contract.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:

• Service fees;

• For certain share classes, compensation paid from 12b-1 fees; and

• Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund’s prospectus. These additional payments may be used by us to finance distribution of the contract.

In addition to the types of revenue received from unaffiliated funds described above, unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund’s investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Charges for Advisory Services

We reserve the right to deduct from a participant’s account, upon authorization from the participant, any advisory and other fees due under an independent advisory services agreement between the participant and an investment adviser. Advisory fees will be deducted on a pro-rata basis from the subaccounts that invest in the funds used in the allocation model selected by the participant under the advisory services agreement, and any set-up fees may be deducted on a pro-rata basis from all of the funds in which the participant is invested.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

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When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See “FEDERAL Tax Considerations.”

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:

• Account dollars directed to the fixed interest option, including interest earnings to date; less

• Any deductions from the fixed interest option (e.g., withdrawals, fees); and plus

• The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in “accumulation units” of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an “Accumulation Unit Value,” as described below, for each unit.

Accumulation Unit Value (“AUV”). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund’s investment performance. The AUV also reflects deductions for fund fees and expenses. We discuss these deductions in more detail in “Fee Table” and “Fees.”

Valuation. We determine the AUV every business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the “net investment factor” of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

• The net assets of the fund held by the subaccount as of the current valuation; minus

• The net assets of the fund held by the subaccount at the preceding valuation; plus or minus

• Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by

• The total value of the subaccount’s units at the preceding valuation; and minus

• A daily deduction for any fees deducted daily from investments in the separate account. See “Fees.”

The net investment rate may be either positive or negative.

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Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time), the applicable AUVs are $10 for Subaccount A, and $25 for Subaccount B. The investor’s account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.

$5,000 contribution

Step 1: An investor contributes

$5,000.

Step 2:

• He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV); and

• He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

Step 1 ||
Voya Retirement Insurance and Annuity Company
Step 2 ||
Variable Annuity Account C
Subaccount A 300 accumulation units	Subaccount B 80 accumulation units	Etc.
|| Step 3 ||
Fund A	Fund B

The fund’s subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in “Contract Purchase and Participation.” Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE (normally at 4:00 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed after the close of the NYSE (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from fixed interest option are restricted as outlined in Appendix I. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address listed in “Contract Overview - Questions: Contacting the Company,” or if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (“PIN”) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

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Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

• Increased trading and transaction costs;

• Forced and unplanned portfolio turnover;

• Lost opportunity costs; and

• Large asset swings that decrease the fund’s ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.

Excessive Trading Policy. We and the other members of the Voya® family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

• Meets or exceeds our current definition of Excessive Trading, as defined below; or

• Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define “Excessive Trading” as:

• More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a “round-trip”). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or

• Six round-trips involving the same fund within a rolling 12-month period.

The following transactions are excluded when determining whether trading activity is excessive:

• Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);

• Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;

• Purchases and sales of fund shares in the amount of $5,000 or less;

• Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and

• Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time (“Electronic Trading Privileges”). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12-month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual’s or entity’s trading activity may also be sent to the fund whose shares were involved in the trading activity.

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If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic “inquiry only” privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual’s or entity’s trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual’s or entity’s trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual’s or entity’s trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual’s or entity’s failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual’s or entity’s Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

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As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant’s transactions if the fund determines that the contract owner or participant has violated the fund’s excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Dollar Cost Averaging Program. Certain contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in “Contract Overview - Questions: Contacting the Company.” The Company may change or discontinue the dollar cost averaging program at any time.

Dollar cost averaging is not available to participants in the asset rebalancing program. Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

Asset Rebalancing Program. Under some contracts you may participate in asset rebalancing. Asset rebalancing allows you to reallocate your account value in the investments and percentages you identify. Only account values invested in the subaccounts identified may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Asset rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may elect the asset rebalancing program electronically at https://voyaretirement.voyaplans.com, or by completing and submitting an asset rebalancing form. The Company may change or discontinue the asset rebalancing program at any time.

Asset rebalancing is not available if you elect to participate in the dollar cost averaging program. Subaccount reallocations or changes outside of the asset rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

Transfers Between Individual Accounts. We may establish one or more accounts for you. As permitted by your plan and if allowed under the contract, you may transfer assets from one account to another. Any such transfer will be subject to the restrictions, conditions and limits established by your plan or set forth in the contract.

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WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the fixed interest option and other restrictions (see “Withdrawal Restrictions” in this section), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must select the withdrawal amount:

• Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts minus any applicable maintenance fees and redemption fees, plus the amount available for withdrawal from the Fixed Plus Account II; or

• Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees. The amount available from the Fixed Plus Account II may be limited;

• Select investment options. If not specified, we will withdraw amounts in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and

• Properly complete a disbursement form and submit it to the address listed in “Contract Overview - Questions: Contacting the Company.”

For a description of limitations on withdrawals from the Fixed Plus Account II, see “APPENDIX I.”

Fees, Charges and Taxes

Amounts withdrawn may be subject to one or more of the following:

• Maintenance Fee. See “FEES – Annual Maintenance Fees”

• Redemption Fees. See “Fees - Redemption Fees”

• Tax Penalty. See “FEDERAL Tax Considerations”

• Tax Withholding. See “FEDERAL Tax Considerations”

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in “Contract Overview - Questions:

Contacting the Company.”

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:

• As of the next valuation after we receive a request for withdrawal in good order at the address listed in “Contract Overview - Questions: Contacting the Company;” or

• On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of your disbursement form in good order.

Reinstatement Privilege. Some contracts allow the one-time use of a reinstatement privilege. Within 30 calendar days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 60 days of the withdrawal. We will credit the account for the amount reinstated based on the subaccount values next computed following our receipt of your request in good order and the amount to be reinstated. We will credit the amount reinstated proportionally for maintenance fees imposed at the time of withdrawal. We will deduct from the amounts reinstated any maintenance fee which became due after the withdrawal and before the reinstatement. Provided all options are available, we will reinstate in the same investment options and proportions in place at the time of withdrawal. If an investment option is no longer available, amounts to be allocated to any such option will be invested in a replacement option as directed by you or your plan sponsor, as applicable. Seek competent advice regarding the tax consequences associated with reinstatement.

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Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below:

• Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship of the following:

> Salary reduction contributions made after December 31, 1988; and

> Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after
January 1, 1989, may not be distributed in the case of hardship;

• Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. See “FEDERAL Tax Considerations – Distributions - Eligibility - 403(b) and Roth 403(b) Plans;”

• The contract generally requires that the plan sponsor or its delegate certify that you are eligible for the distribution; and

• If you are married and covered by an ERISA plan, the contract holder must provide certification that Retirement Equity Act requirements have been met.

Other withdrawals may be allowed as provided for under the Tax Code or regulations.

Waivers of the Fixed Plus Account II Full and Partial Withdrawal Provisions. Although the Tax Code permits distributions upon a participant’s severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account II full or partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS “same desk” guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

Employer-Directed Withdrawals. Under certain contracts, if permitted by the plan, we may, at the plan sponsor’s direction, deduct amounts from participant accounts in order to pay costs associated with a third party administrator engaged by the plan sponsor to administer the plan.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options, the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company.

Systematic distribution options currently available under the contract include the following:

• Systematic Withdrawal Option (“SWO”). SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan); and

• Estate Conservation Option (“ECO”). ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code’s required minimum distributions. Under ECO, the Company calculates the minimum distribution amount required by law (generally at age 70½ or retirement, if later) and pays you that amount once a year.

Features of a Systematic Distributions Option

If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other Systematic Distribution Options. Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or from the Company.

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Availability of Systematic Distribution Options. The Company may discontinue the availability of one or all of the systematic distribution options at any time, and/or change the terms of future elections.

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, may elect a systematic distribution option. The plan sponsor or its delegate generally must provide the Company with certification that you are eligible for a distribution and that the distribution is in accordance with the terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option you may revoke it at any time through a written request to the address listed in “Contract Overview - Questions: Contacting the Company.” Once revoked, an option may not be elected again until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. See “FEDERAL Tax Considerations.”

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Loans are not available from Roth 403(b) contracts or accounts. However, under some contracts, participant Roth 403(b) accounts may be included in the calculation of the amount available for loan. Some plans restrict loans from your employer account. Loans are only allowed from amounts allocated to certain investment options. Additional restrictions may apply under the Tax Code, your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in “Contract Overview - Questions: Contacting the Company.” Read the terms of the loan agreement before submitting any request.

Loan Initiation Fee. Loans from your account value may be subject to a loan initiation fee, which will not exceed

$100 per loan. The loan initiation fee will be deducted from the vested individual account value during the first month of the loan period. We reserve the right to change the loan initiation fee, but not to exceed $100 per loan.

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary):

• Under contracts issued in connection with most types of plans except most voluntary 403(b) and Roth 403(b) plans, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary); and

• Under most group contracts issued in connection with voluntary 403(b) and Roth 403(b) plans, you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

During the Income Phase This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see “Income Phase.”

During the Accumulation Phase

Payment Process. To request payment of the death benefit following your death:

• The contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order;

• The payment request should include selection of a benefit payment option; and

• Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in “Contract Overview - Questions: Contacting the Company,” we will mail payment, unless otherwise requested.

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Until a death benefit request is in good order and a payment option is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:

• Lump-sum payment;

• Payment under an available income phase payment option (see “Income Phase - Income Phase Payment Options”); and

• Payment under an available systematic distribution option (subject to certain limitations). See “Systematic Distribution Options.”

Leaving the account value invested in the contract is also an available option under some contracts; however, the Tax Code limits how long the death benefit proceeds may be left in the contract.

Payment of Death Benefit or Proceeds. Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds (“Proceeds”) to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in “CONTRACT OVERVIEW – Questions: Contacting the Company.” Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional, tax and/or legal adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation (“FDIC”). Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

Death Benefit Option. The death benefit option that is available under the contract is listed below. For more information about the death benefit applicable to you, please see your certificate/enrollment materials or the contract (held by the contract holder).

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in fixed interest options, calculated from date of death at a rate specified by state law.

Adjusted Purchase Payment Guaranteed Death Benefit. The death benefit payable under the contract will never be less than the amount of adjusted purchase payments made to your account (as defined below), less a proportional adjustment for amounts withdrawn or borrowed from your account.

Calculating the Value of the Death Benefit. The death benefit under the Adjusted Purchase Payment Guaranteed Death Benefit is guaranteed to be the greater of (a) or (b) as calculated as of the next valuation date (the date of the next close of the NYSE) following our receipt of proof of death and a completed election form in good order at the address listed in “Contract Overview - Questions: Contacting the Company,” where:

(a)     is the adjusted purchase payment total, which is the sum of all net purchase payments to your account, minus a proportional adjustment for withdrawals and amounts taken as a loan, which amount will never be less than zero (see “Calculating Adjusted Purchase Payments,” below); and

(b)     is the current account value, excluding amounts taken as a loan.

If the amount of the death benefit in (a) is greater than the amount in (b), the Company will deposit the difference into your account. The amount, if any, will be deposited into your account pro rata across your current investment allocations as of the valuation date following the date we receive proof of death acceptable to us and a completed election form in good order at the address listed in “Contract Overview - Questions: Contacting the Company.”

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If the beneficiary in that situation requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, as of the valuation date following the date we deposit the difference into your account.

If the amount of the death benefit in (a) is less than the amount in (b), and the beneficiary requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, as of the valuation date following the date we receive proof of death acceptable to us and a payment request in good order at the address listed in “Contract Overview - Questions: Contacting the Company.”

In the event a beneficiary elects to defer distribution of the death benefit, the amount paid to the beneficiary when the beneficiary elects to begin distribution of the death benefit will equal the current account value, excluding any amounts taken as a loan, as of the next valuation following our receipt of the distribution request in good order at the address listed in “Contract Overview - Questions: Contacting the Company.” The amount paid may be more or less than the amount of the death benefit determined above on the date notice of death and an election to defer payment was received. No additional death benefit is payable upon the beneficiary’s death.

Calculating Adjusted Purchase Payments. The adjusted purchase payment total above is initially equal to the first purchase payment. The adjusted purchase payment total is then adjusted for each subsequent purchase payment, loan repayment, or partial withdrawal. The adjustment for subsequent purchase payments and loan repayments will be dollar for dollar. The adjustment for partial withdrawals, including loans taken, will be proportionate, reducing the adjusted purchase payment total in the same proportion that the current account value, excluding any amounts taken as loans, was reduced on the date of the partial withdrawal. The proportionate adjustment of the adjusted purchase payment total for each partial withdrawal is defined as the adjusted purchase payment total at that time, multiplied by the fraction A divided by B (A/B), where:

• A is the current account value, excluding amounts taken as a loan, immediately after the partial withdrawal; and

• B is the current account value, excluding amounts taken as a loan, before the partial withdrawal.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See “FEDERAL Tax Considerations” for additional information.

INCOME PHASE

During the income phase, you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving income phase payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

• Start date;

• Income phase payment option (see the income phase payment options table in this section);

• Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);

• Choice of fixed and/or variable payments; and

• Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payments? Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

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Fixed Payments. Amounts funding fixed income phase payments will be held in the Company’s general account. Fixed payments will remain the same over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contract may restrict the number of subaccounts available and how many transfers, if any, are allowed among the subaccounts during the income phase. The subaccounts available for investment during the income phase may be different than those available for investment during the accumulation phase, and the availability of subaccounts may vary during the income phase. For information about the subaccounts available during the income phase, please contact Customer Service.

Payments from the Fixed Plus Account II. Subject to the Fixed Plus Account II full and partial withdrawal provisions, amounts accumulating under the Fixed Plus Account II can be used to fund fixed and variable payments during the income phase, but if a nonlifetime income option is selected, payments from the Fixed Plus Account II may only be available on a fixed basis. The Fixed Plus Account II full and partial withdrawal provisions are waived upon the election of a lifetime annuity option or the election of a nonlifetime option on a fixed basis, but are not waived upon the election of a nonlifetime option on a variable basis.

Assumed Net Investment Rate. If variable payments are elected, the initial income phase payment will reflect an assumed annual net investment rate of 3.5%. Subsequent income phase payments will fluctuate based upon the investment performance of the subaccount(s) you selected. For more information the assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See “Contract Overview - Questions: Contacting the Company.”

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be, while future payments will increase each year at a greater rate. Generally, this feature is not available with cash refund payment options and nonlifetime options.

Charges Deducted. When you select a variable income phase payment option (one of the options listed in the tables below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payment options and is applicable to all variable income phase payment options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of up to 0.25% annually from amounts held in the subaccounts.

Required Minimum Payment Amounts. The initial income phase payment or the annual income phase payment total must meet the minimums stated in the contract. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in “Contract Overview - Questions: Contacting the Company.”

Payment of Death Benefit or Proceeds. Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds (“Proceeds”) to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in “CONTRACT OVERVIEW – Questions: Contacting the Company.” Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional, tax and/or legal adviser before choosing a settlement or payment option. See “DEATH BENEFIT – The Retained Asset Account” for more information about the retained asset account.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See “FEDERAL Tax Considerations.”

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Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contract. We may offer additional income phase payment options under the contract from time to time.

Terms used in the tables:

• Annuitant: The person(s) on whose life expectancy the income phase payments are calculated; and

• Beneficiary: The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options
Life Income

Length of Payments: For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment’s due date.

Death Benefit-None: All payments end upon the annuitant’s death.

Life Income-Guaranteed Payments*

Length of Payments: For as long as the annuitant lives, with payments guaranteed for your choice of at least five but no more than 30 years.

Death Benefit-Payment to the Beneficiary: If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.

Life Income-Two Lives

Length of Payments: For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment’s due date.

Continuing Payments:

• When you select this option, you choose for 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or

• 100% of the payment to continue to the annuitant on the second annuitant’s death, and 50% of the payment to continue to the second annuitant on the annuitant’s death.

Death Benefit-None: All payments end after the death of both annuitants.

Life Income-Two Lives-Guaranteed Payments*

Length of Payments: For as long as either annuitant lives, with payments guaranteed for your choice of at least five but no more than 30 years.

Continuing Payments: 100% of the payment to continue to the surviving annuitant after the first death.

Death Benefit-Payment to the Beneficiary: If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.

Nonlifetime Income Phase Payment Options
Nonlifetime-Guaranteed Payments*

Length of Payments: Payments will continue for the number of years you choose (at least five years and no more than 30 years). For amounts held in the Fixed Plus Account II during the accumulation phase, the payment must be on a fixed basis. In certain cases, a lump-sum payment may be requested at any time (see below).

Death Benefit-Payment to the Beneficiary: If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.

Lump-Sum Payment: If the Nonlifetime-Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in “Contract Overview - Questions: Contacting the Company.”

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments or the 3.5% assumed net investment rate for variable payments).

_______________

* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until you are age 95.

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FEDERAL TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

• Your tax position (or the tax position of the designated beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contract;

• Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;

• This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;

• We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and

• No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this section:

• Introduction;

• Taxation of Qualified Contracts;

• Possible Changes in Taxation; and

• Taxation of the Company

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended (the “Tax Code”) that apply to your tax concerns.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.

Qualified Contracts

The contract described in this prospectus may be purchased on a tax-qualified basis (“qualified contracts”). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a) or 403(b) of the Tax Code. Employers or individuals intending to use the contract with such plans should seek legal and tax advice.

Roth Accounts. Tax Code Section 402A allows employees of public schools and certain Tax Code Section 501(c)(3) organizations offering 403(b) plans to contribute after-tax salary contributions to a Roth 403(b) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:

• 401(a) Plans. Section 401(a) of the Tax Code permits certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees; and

• 403(b) and Roth 403(b) Plans. Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee’s retirement. The Tax Code also allows employees of 501(c)(3) organizations to contribute after-tax salary contributions to a Roth 403(b) account, which provides for tax-free distributions, subject to certain restrictions.

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Special Considerations for Section 403(b) Plans. In addition to being offered as an investment option under the contract, shares of the funds are also offered for sale directly to the general public. A list of these funds is provided in the “Investment Options - Risks of Investing in the Funds - Public Funds.” In order to qualify for favorable tax treatment under Tax Code Section 403(b), a contract must be considered an “annuity.” In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code Section 403(b), notwithstanding that contract purchase payments are invested at the contract owner’s direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code Section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code Section 403(b). You should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

Taxation

The tax rules applicable to qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract, and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (i.e.., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:

• Contributions in excess of specified limits;

• Distributions before age 59½ (subject to certain exceptions);

• Distributions that do not conform to specified commencement and minimum distribution rules; and

• Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract owners, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract owners, participants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

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Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

401(a), 403(b) and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $53,000 (as indexed for 2015). Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 403(b), or Roth 403(b) plan to generally no more than $18,000 (for 2015). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 403(b) salary reduction contributions are made on an after-tax basis.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 403(b) or Roth 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

• $6,000; or

• The participant’s compensation for the year reduced by any other elective deferrals of the participant for the year.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, rollovers, exchanges and death benefit proceeds. We report the gross and taxable portions of all distributions to the IRS.

401(a) and 403(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:

• The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;

• You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or

• The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that rollover distribution of a pre-tax account is reported as a taxable distribution.

A distribution is an eligible rollover distribution unless it is:

• Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;

• A required minimum distribution under Tax Code Section 401(a)(9);

• A hardship withdrawal;

• Otherwise excludable from income; or

• Not recognized under applicable regulations as eligible for rollover.

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10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a) or 403(b) plan (collectively, qualified plans), unless certain exceptions, including one or more of the following, have occurred:

• You have attained age 59½;

• You have become disabled, as defined in the Tax Code;

• You have died and the distribution is to your beneficiary;

• You have separated from service with the plan sponsor at or after age 55;

• The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;

• You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;

• The distribution is paid directly to the government in accordance with an IRS levy;

• The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (“QDRO”); or

• The distribution is a qualified reservist distribution as defined under the Tax Code.

In addition, the 10% additional tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth 403(b) Plans. A partial or full distribution of purchase payments to a Roth 403(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the “In-Plan Roth Rollovers” section below) will be excludable from income if it is a qualified distribution. A “qualified distribution” from a Roth 403(b) account is defined as a distribution that meets the following two requirements:

• The distribution occurs after the five-year taxable period measured from the earlier of:

>      The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;

>      If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or

>      The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND

• The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Distributions - Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may only occur upon:

• Retirement;

• Death;

• Disability;

• Severance from employment;

• Attainment of normal retirement age;

• Attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006; or

• Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

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403(b) and Roth 403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code Section 403(b)(11) may only occur upon:

• Death;

• Attainment of age 59½;

• Severance from employment;

• Disability;

• Financial hardship;

• Termination of the plan (assets must be distributed within one year); or

• Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer’s plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Lifetime Required Minimum Distributions (401(a), 403(b) and Roth 403(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:

• Start date for distributions;

• The time period in which all amounts in your contract(s) must be distributed; and

• Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:

• Under 401(a) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or

• Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

• Over your life or the joint lives of you and your designated beneficiary; or

• Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions upon Death (401(a), 403(b) and Roth 403(b) Plans)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

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If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2015, your entire balance must be distributed to the designated beneficiary by December 31, 2020. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

• Over the life of the designated beneficiary; or

• Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

• December 31 of the calendar year following the calendar year of your death; or

• December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner’s death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient’s tax status.

401(a), 403(b) and Roth 403(b) Plans. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual’s citizenship, the country of domicile and treaty status.

In-Plan Roth Rollovers

Tax Code Section 403(b) plans may add a “qualified Roth contribution program,” under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to “designated Roth accounts” (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 403(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Taxes must be paid with assets outside of the Plan. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled-over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the “Qualified Distributions - Roth 403(b)” section above.

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In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 403(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 403(b) and Roth 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

• A plan participant as a means to provide benefit payments;

• An alternate payee under a QDRO in accordance with Tax Code Section 414(p);

• The Company as collateral for a loan; or

• The enforcement of a federal income tax lien or levy.

Same-Sex Marriages

Since June 26, 2013, same-sex marriages have been recognized for purposes of federal law. On that date, pursuant to the U.S. Supreme Court’s holding in United States v. Windsor, same-sex marriages began to be recognized under federal law and the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code Sections 72(s) and 401(a)(9) began to be available to same-sex spouses.  On June 26, 2015, the U.S. Supreme Court ruled in Obergefell v. Hodges that all states are required to (1) license a marriage between two people of the same-sex and (2) recognize a marriage between two people of the same sex when their marriage was lawfully licensed and performed out-of-state.  There are still unanswered questions regarding the scope and tax impact of these two U.S. Supreme Court decisions. Consequently, if you are married to a same-sex spouse or have entered into a domestic partnership or civil union under state law, you should contact a tax and/or legal adviser regarding your spousal rights and benefits under the contract from a state and local income tax perspective.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a “regulated investment company” but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

PRO.XXXXXX-15	34

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General

The Company’s subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC’s principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker-dealers as “distributors.” The following distributors are affiliated with the Company and have entered into selling agreements with Voya Financial Partners, LLC for the sale of our variable annuity contracts:

• Voya Financial Advisors, Inc. • Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other form of compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts will be compensated through a fixed compensation structure that is not tied to the sale of other products, or the allocation of contributions to any particular fund or contract.

To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant’s increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. These other promotional incentives or payments may be limited to contracts offered to certain plans, may not be offered to all distributors, and may be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms’ aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which commissions may be paid in connection with purchase payments received for a limited time period. These special compensation arrangements may not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

PRO.XXXXXX-15	35

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel may receive additional compensation for sales of group contracts with Fixed Plus Account II to group contract holders of existing Company contracts containing certain older fixed account options, to be made available to those participants who established an account with the Company after the issuance of the new group contract. These other promotional incentives or payments may be limited to sales during a limited period of time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors, including management’s ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

• Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

• Loans or advances of compensation in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;

• Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;

• Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;

• Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and

• Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

PRO.XXXXXX-15	36

OTHER TOPICS

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler’s cheques, cashier’s checks, bank drafts, bank checks and treasurer’s checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

• Standardized average annual total returns; and

• Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., annual maintenance fees).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected this charge in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund’s inception date, if that date is earlier than the one we use for standardized returns.

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Contract Modification

We may change the contract as required by federal or state law. In addition, unless we are otherwise restricted under the terms of the contract we may generally, upon 30 days’ written notice to the contract holder (some contracts may require a longer notice period), make other changes to group contracts, including changes to the tables for determining the amount of income phase payments or the income phase options available, that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract, and under some contracts, to discontinue accepting payments to existing accounts. Certain changes will require the approval of appropriate state or federal regulatory authorities.

We reserve the right to amend the contract to include any future changes required to maintain the contract (and the Roth 403(b) accounts) as a designated Roth 403(b) annuity contract (or account) under the Tax Code, regulations, IRS rulings and requirements.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company’s ability to meet its obligations under the contract, Voya Financial Partners, LLC ability to distribute the contract or upon the separate account.

•         Litigation. Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

•         Regulatory Matters. As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company’s policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

• On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;

• When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount’s assets; and

• During any other periods the SEC may by order permit for the protection of investors.

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The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or other regulatory proceeding.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at the address listed in “Contract Overview – Questions: Contacting the Company.” We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if contributions have not been made to the account for a period of two full years and the guaranteed monthly benefit under the income phase options would be less than $20 per month. We will notify you or the contract holder 90 days prior to terminating the account.

Intent to Confirm Quarterly

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

• General Information and History	2
• Variable Annuity Account C	2
• Offering and Purchase of Contracts	3
• Income Phase Payments	3
• Sales Material and Advertising	4
• Experts	5
• Financial Statements of the Separate Account	S-1
• Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company	C-1

You may request an SAI by calling the Company at the number listed in “Contract Overview - Questions: Contacting the Company.”

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APPENDIX I FIXED PLUS ACCOUNT II

The Fixed Plus Account II is an investment option available during the accumulation phase under some contracts. Amounts allocated to the Fixed Plus Account II are held in the Company’s general account which supports insurance and annuity obligations.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account II have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account II has not been reviewed by the SEC.

Certain Restrictions. This option may not be available in all states or in certain contracts. We reserve the right to limit investments in or transfers to the Fixed Plus Account II. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account II for a period of up to six months, after making a written request and receiving approval from the applicable insurance commissioner.

Interest Rates. The Fixed Plus Account II guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II value as a partial withdrawal in each 12-month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in “Contract Overview - Questions: Contacting the Company”. The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option on a life-contingent basis or payments for a stated period on a fixed-only basis. We also waive the 20% limit for withdrawals due to your death. The waiver upon death may only be exercised once and must occur within six months after your date of death.

The 20% limit is also waived if the withdrawal is due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder (under some contracts it must be for an unforeseeable emergency), and the following requirements are satisfied:

• The hardship or unforeseeable emergency is certified by your employer, if applicable;

• The amount is paid directly to you; and

• The amount paid for all withdrawals due to hardship or unforeseeable emergency during the previous 12-month period does not exceed 20% of the average value of all individual accounts under the relevant contracts during that same period.

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The 20% limit is also waived if the partial withdrawal is due to separation from service and the following conditions are met:

• The separation from service is documented in a form acceptable to us.

• The amount withdrawn is paid directly to you or as a direct rollover to a Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and

• The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all individual accounts under the relevant contracts during that same period.

In addition, under some contracts for 401(a) and 457(b) plans, the percentage limit is waived:

• For any in-service distribution permitted by the plan when:

> The distribution is certified by the employer;

> The amount is paid directly to the participant; and

> The amount paid for all withdrawals during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

• For the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing.

Additionally, under certain contracts, the percentage limit is waived:

• To purchase permissive past service credit under a governmental defined benefit plan.

• Due to disability as defined in the Tax Code, and when:

> If applicable, certified by an employer;

> The amount is paid directly to the participant; and

> The amount paid for all withdrawals due to disability during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

We may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, as applicable, if allowed by the plan and permitted under the contract, request a full withdrawal of your account value or the value of all individual accounts, we will pay any amounts held in the Fixed Plus Account II with interest, in five annual payments equal to:

• One-fifth of the individual Fixed Plus Account II value, or the value of the sum of all individual accounts, as applicable, in the Fixed Plus Account II on the day the request is received, reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase income phase payments, or loans initiated by either by the contract holder or you during the prior 12 months;

• One-fourth of the remaining Fixed Plus Account II value 12 months later; reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase annuity payments, or loans initiated by either by the contract holder or you during the prior 12 months;

• One-third of the remaining Fixed Plus Account II value 12 months later; reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase annuity payments, or loans initiated by either by the Contract Holder or you, during the prior 12 months;

• One-half of the remaining Fixed Plus Account II value 12 months later; and reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase annuity payments, or loans initiated by either by the contract holder or you during the prior 12 months; and

• The balance of the Fixed Plus Account II value 12 months later.

Subject to these five year payment provisions, the contract holder may withdraw the sum of the value of all individual accounts under the contract provided that the contract holder controls the contract.

The contract holder or you, as applicable, may cancel a full withdrawal request from the Fixed Plus Account II at any time.

PRO.XXXXXX-15	41

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account II five-installment payout for full withdrawals made due to one or more of the following:

• When the amount in the Fixed Plus Account II is $5,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and during the previous 12 months no amounts have been withdrawn, transferred, taken as a loan (if allowed under the Contract), or used to purchase income phase payments;

• Due to a participant’s death before income phase payments begin and paid within six months of the participant’s death;

• Made because the Company terminated the account under the circumstances described in “Other Topics - Account Termination”;

• To purchase income phase payments on a life-contingent basis or payments for a stated period on a fixed-only basis;

• Due to a participant’s separation from service (provided, however, that such waiver shall not apply due to a participant’s severance from employment that would not otherwise qualify as a separation from service), and when:

> Separation from service is documented in a form acceptable to us;

> The amount is paid directly to the participant or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by the participant; and

> The amount paid for all withdrawals due to separation from service during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period;

• Due to a participant’s financial hardship or unforeseeable emergency as defined in the Tax Code, and when:

> If applicable, certified by the employer;

> The amount is paid directly to the participant; and

> The amount paid for all withdrawals due to financial hardship during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

Additionally, under certain contracts we will waive the five-payment full withdrawal provision due to one or more of the following:

• For any in-service distribution permitted by the plan, when:

> Certified by the employer;

> The amount is paid directly to the participant; and

> The amount paid for all withdrawals during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

• For amounts taken as a loan in accordance with the terms of the plan. The withdrawal is made on a pro rata basis from each of the investment options in which the individual account is invested. Certain investment options may be excluded from the pro rata withdrawal requirement as directed by the participant at the time of the loan withdrawal and agreed to by the Company.

• To purchase permissive past service credit under a governmental defined benefit plan.

• Due to disability as defined in the Tax Code, and when:

> If applicable, certified by the employer;

> The amount is paid directly to the participant; and

> The amount paid for all withdrawals due to disability during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account II to cover mortality and expense risks. We consider these risks when determining the credited rate.

PRO.XXXXXX-15	42

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II in each 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in “Contract Overview - Questions: Contacting the Company.” We will reduce amounts allowed for transfer by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. In calculating the percentage limit on transfers, we reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II is $5,000 or less.

If you transfer 20% of your account value held in the Fixed Plus Account II in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account II during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II value under any systematic distribution option.

Income Phase. Subject to the Fixed Plus Account II full and partial withdrawal provisions, amounts accumulating under the Fixed Plus Account II can be used to fund fixed and variable payments during the income phase, but if a nonlifetime income option is selected, payments from the Fixed Plus Account II may only be available on a fixed basis. The Fixed Plus Account II full and partial withdrawal provisions are waived upon the election of a lifetime annuity option or the election of a nonlifetime option on a fixed basis, but are not waived upon the election of a nonlifetime option on a variable basis. Availability of subaccounts may vary during the income phase.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II values are used for a loan.

PRO.XXXXXX-15	43

APPENDIX II PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT UNDER AN ANNUITY CONTRACT

For Plans under Section 401(a) and 403(b) of the Tax Code, including Roth 403(b) (Except Most Voluntary Section 403(b) Plans)*

The employer has adopted a plan under Tax Code Section 401(a), 403(b) or Roth 403(b) (“Plan”) and has purchased a Voya Retirement Insurance and Annuity Company (the “Company”) group variable annuity contract (“contract”) as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an employee account, and by the employer to an employer account.

By electing to participate in the employer’s Plan, the participant voluntarily appoints the employer, who is the contract holder, as the participant’s agent for the purposes of all transactions under the contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:

• The participant owns the value of his/her employee account subject to the restrictions of Tax Code Sections 401(a), and 403(b) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Tax Code Section 401(a) and 403(b) the participant has ownership in the value of his/her Employer Account.

• The Company will process transactions only with the employer’s written direction to the Company. The participant will be bound by the employer’s interpretation of the Plan provisions and its written direction to the Company.

• The employer may permit the participant to make investment selections under the employee account and/or the employer account directly with the Company under the terms of the contract. Without the employer’s written permission, the participant will be unable to make any investment selections under the contract.

• On behalf of the participant, the employer may request a loan in accordance with the terms of the contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.

• In the event of the participant’s death, the employer is the named beneficiary under the terms of the contract. The participant has the right to name a personal beneficiary as determined under the terms of the Plan and file that beneficiary election with the employer. It is the employer’s responsibility to direct the Company to properly pay any death benefits.

_______________

* Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. See “FEDERAL Tax Considerations - Distributions - Eligibility - 403(b) and Roth 403(b) Plans.” See the contract or your certificate (if applicable) to determine who holds rights under the contract.

PRO.XXXXXX-15	44

APPENDIX III FUND DESCRIPTIONS

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in “CONTRACT OVERVIEW – Questions: Contacting the Company,” by accessing the SEC’s website or by contacting the SEC Public Reference Branch. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund’s summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund’s investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name Investment Adviser/Subadviser(s)	Investment Objective(s)
Aberdeen International Equity Fund Investment Adviser: Aberdeen Asset Management Inc. Subadviser: Aberdeen Asset Managers Limited (“AAML”)	Seeks long-term capital appreciation by investing primarily in equity securities of companies located in Europe, Australasia, the Far East and other regions, including emerging countries..
Delaware Smid Cap Growth Fund Investment Adviser: Delaware Management Company Subadviser: Jackson Square Partners, LLC (JSP)	Seeks long-term capital appreciation.
DFA Emerging Markets Core Equity Portfolio Investment Adviser: Dimensional Fund Advisors LP Subadvisers: Dimensional Fund Advisors Ltd. and DFA Australia Limited	Achieve long-term capital appreciation.
DFA Inflation-Protected Securities Portfolio Investment Adviser: Dimensional Fund Advisors LP	Provide inflation protection and earn current income consistent with inflation-protected securities.

PRO.XXXXXX-15	45

Fund Name Investment Adviser/Subadviser(s)	Investment Objective(s)
DFA U.S. Targeted Value Portfolio Investment Adviser: Dimensional Fund Advisors LP	Achieve long-term capital appreciation.
Metropolitan West Total Return Bond Fund Investment Adviser: Metropolitan West Asset Management, LLC	Seeks to maximize long-term total return.
Neuberger Berman Socially Responsive Fund Investment Adviser: Neuberger Berman Management LLC Subadviser: Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund’s financial criteria and social policy.
T. Rowe Price Institutional Large-Cap Growth Fund Investment Adviser: T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks to provide long-term capital appreciation through investments in common stocks of growth companies.
Touchstone Value Fund Investment Adviser: Touchstone Advisors, Inc. Subadviser: Barrow, Hanley, Mewhinney & Strauss, LLC	Seeks to provide investors with long-term capital growth.
PRO.XXXXXX-15	46

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of Variable Annuity Account C Florida University System Optional Retirement Program and the Florida Senior Management Service Optional Annuity Program prospectus dated December __, 2015.

____ Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.______-15) dated December ___, 2015.

CONTRACT HOLDER’S SIGNATURE
DATE

PRO.__________________-15

PART B STATEMENT OF ADDITIONAL INFORMATION

VARIABLE ANNUITY ACCOUNT C OF VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

Florida University System Optional Retirement Program and the
Florida Senior Management Service Optional Annuity Program

Statement of Additional Information

dated December __, 2015

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated December __, 2015. The contracts offered in connection with the prospectus are group or individual deferred variable annuity contracts funded through Variable Annuity Account C (the “separate account”).

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:

Customer Service

P.O. Box 990063

Hartford, Connecticut 06199-0063

1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the “Company,” “we,” “us,” our”) issues the contracts described in this prospectus and is responsible for providing each contract’s insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. (“Voya®”), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. (“ING”), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the “March 2015 Offering”) and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the “March 2015 Direct Share Buyback”) (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the “March 2015 Transactions”). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the Company by the end of 2016.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and the administrative expense charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See “Fees” in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term “contract(s)” refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

2

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company’s subsidiary, Voya Financial Partners, LLC serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Voya Financial Partners, LLC’s principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled “Contract Purchase and Participation - Contract Ownership and Rights” and “Your Account Value.”

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2014, 2013 and 2012 amounted to $50,785,659.69, $54,391,135.63 and $54,904,926.87, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see “Income Phase” in the prospectus), the value of your account is determined using accumulation unit values as of the 10th valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units (“Annuity Units”) of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary in relation to the assumed net investment rate of 3.5% per annum. Income phase payments will increase only to the extent that the net investment rate increases by more than 3.5% on an annual basis. Income phase payments would decline if the rate failed to increase by 3.5%.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see “Your Account Value” in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

3

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the 10th valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant’s first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the 10th valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779 = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor’s 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor’s Corporation and Moody’s Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

4

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2014, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, included in the Statement of Additional Information, have been audited by __________________, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of ____________________ is _____________________________________.

[FINANCIAL STATEMENTS TO BE ADDED BY PRE-EFFECTIVE AMENDMENT]

5

Form No. SAI.____________-15	VRIAC Ed. 2015

VARIABLE ANNUITY ACCOUNT C

PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits
(a)	Financial Statements:
(1)	Incorporated by reference in Part A: Condensed Financial Information
(2)	Incorporated by reference in Part B: Financial Statements of Variable Annuity Account C:*
-	Report of Independent Registered Public Accounting Firm
-	Statements of Assets and Liabilities as of December 31, 2014
-	Statements of Operations for the year ended December 31, 2014
-	Statements of Changes in Net Assets for the years ended December 31, 2014 and 2013
-	Notes to Financial Statements
Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company:
-	Report of Independent Registered Public Accounting Firm
-	Consolidated Balance Sheets as of December 31, 2014 and 2013
-	Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012
-	Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012
-	Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2014, 2013 and 2012
-	Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012
-	Notes to Consolidated Financial Statements

*To be added by Pre-Effective Amendment

(b)	Exhibits
(1)	Resolution establishing Variable Annuity Account C • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 22, 1996.
(2)	Not applicable
(3.1)	Standard Form of Broker-Dealer Agreement • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.
(3.2)

Underwriting Agreement dated November 17, 2006 between ING Life Insurance and Annuity Company and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 (File No. 033-75996), as filed on December 20, 2006.

(3.3)

Intercompany Agreement dated December 22, 2010 (effective January1, 2010) between Directed Services LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.

(3.4)

Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among Directed Services LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 9, 2014.

(3.5)

Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated as of December 22, 2010, as amended by and between Directed Services LLC and ING Life Insurance and Annuity Company (now known as Voya Retirement Insurance and Annuity Company) • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 16, 2014.

(3.7)

Intercompany Agreement dated December 22, 2010 (effective January1, 2010) between ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.

(3.8)

Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 9, 2014.

(3.9)

Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated as of December 22, 2010 by and between ING Investment Management LLC (now known as Voya Investment Management LLC) and ING Life Insurance and Annuity Company (now known as Voya Retirement Insurance and Annuity Company) • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 16, 2014.

(4.1)

Endorsement E-MMLOAN-10 to Contract G-CDA-10 and Contract Certificate
C-CDA-10 • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-167680), as filed on June 22, 2010.

(4.2)

Endorsement E-MMGDB-10 to Contract G-CDA-10 and Contract Certificate
C-CDA-10 • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-167680), as filed on June 22, 2010.

(4.3)

Endorsement E-MMGDBP-10 to Contract G-CDA-10 and Contract Certificate
C-CDA-10 • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-167680), as filed on June 22, 2010.

(4.4)	Endorsement E-MMTC-10 to Contract G-CDA-10 and Contract Certificate C-CDA-10 • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-167680), as filed on June 22, 2010.
(4.5)	Endorsement E-MMFA-10 to Contract G-CDA-10 and Contract Certificate C-CDA-10 • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-167680), as filed on June 22, 2010.
(4.6)	Endorsement E-EQWA-10 to Contract G-CDA-10 and Contract Certificate C-CDA-10 • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-167680), as filed on June 22, 2010.
(4.7)

Endorsement E-LIF-10(XC) to Contracts G-CDA(12/99) and G-CDA-10 and Contract Certificates C-CDA(12/99) and C-CDA-10 • Incorporated by reference to Post-Effective Amendment No. 59 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 15, 2011.

(4.8)	Variable Annuity Contract G-CDA-10 • Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement on Form N-4 (File No. 333-109860), as filed on September 17, 2010.
(4.9)

Variable Annuity Contract Certificate C-CDA-10 • Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement on Form N-4 (File No. 333-109860), as filed on September 17, 2010.

(4.10)	Endorsement E-RO457-11 to Contracts G-CDA-10 and Contract Certificate C-CDA-10 • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-105479), as filed on April 5, 2011.
(4.11)

Endorsement EVNMCHG (09/14) to Contracts G-CDA-10 and G-CDA(12/99) and Certificates C-CDA-10 and C-CDA(12/99) • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 10, 2015.

(5)

Variable Annuity Contract Application (155634 (07/10)) • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.

(6.1)

Restated Certificate of Incorporation (amended and restated as of October 1, 2007) of ING Life Insurance and Annuity Company • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.

(6.2)

Amended and Restated By-Laws of ING Life Insurance and Annuity Company, effective October 1, 2007 • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.

(7)	Not applicable

(8.1)

(Retail) Selling and Services Agreement and Fund Participation Agreement made and entered into as of December 1, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC and Aberdeen Fund Distributors, LLC • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.2)

(Retail) First Amendment dated as of May 17, 2011 to the Selling and Services Agreement and Fund Participation Agreement dated December 1, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC and Aberdeen Fund Distributors LLC • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.3)

(Retail) Second Amendment dated as of March 1, 2012 to the Selling and Services Agreement and Fund Participation Agreement dated December 1, 2009, as amended by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC and Aberdeen Fund Distributors LLC • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.4)

(Retail) Third Amendment dated as of May, 17, 2012 to the Selling and Services Agreement and Fund Participation Agreement dated December 1, 2009, as amended by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services LLC, ING Financial Advisers, LLC and Aberdeen Fund Distributors LLC • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.5)

Rule 22c-2 Agreement made and entered into December 1, 2009 between Aberdeen Fund Distributors, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.6)

(Retail) Selling and Services Agreement and Fund Participation Agreement made and entered into as of March 17, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC and Delaware Service Company, Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.7)

(Retail) Schedule A-1 (Delaware Investments Fund List) dated April 17, 2009 to the Selling and Services Agreement and Fund Participation Agreement dated March 17, 2009 • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.8)

(Retail) Schedule A-1 (Delaware Investments Fund List) dated September 30, 2009 to the Selling and Services Agreement and Fund Participation Agreement dated March 17, 2009 • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.9)

(Retail) Schedule A-1 (Delaware Investments Fund List) dated August 1, 2010 to the Selling and Services Agreement and Fund Participation Agreement dated March 17, 2009 • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.10)

Rule 22c-2 Agreement made and entered into March 17, 2009 between Delaware Service Company, Inc., ING Life Insurance and Annuity Company and ING National Trust • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.11)

(Retail) DFA Investment Dimensions Group and Dimensional Investment Group Inc. Administrative Service Agreement dated July 9, 2008 between ING Financial Advisers, LLC, ING Life Insurance and Annuity Company, DFA Investment Dimensions Group Inc. and Dimensional Investment Group Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.12)

(Retail) Amendment No. 1 dated May 20, 2009 to the DFA Investment Dimensions Group and Dimensional Investment Group Inc. Administrative Service Agreement dated July 9, 2008 by and among ING Financial Advisers, LLC, ING Life Insurance and Annuity Company, DFA Investment Dimensions Group Inc. and Dimensional Investment Group Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.13)

(Retail) Amendment No. 2 dated May 1, 2012 to the DFA Investment Dimensions Group and Dimensional Investment Group Inc. Administrative Service Agreement dated July 9, 2008, as amended on May 20, 2009 by and among ING Financial Advisers, LLC, ING Life Insurance and Annuity Company, DFA Investment Dimensions Group Inc. and Dimensional Investment Group Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.14)

(Retail) Schedule B (Portfolios) dated April 15, 2009 to the DFA Investment Dimensions Group and Dimensional Investment Group Inc. Administrative Service Agreement dated July 9, 2008 • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.15)

(Retail) Schedule B (Portfolios) dated April 24, 2009 to the DFA Investment Dimensions Group and Dimensional Investment Group Inc. Administrative Service Agreement dated July 9, 2008 • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.16)

(Retail) Schedule B (Portfolios) dated August 30, 2012 to the DFA Investment Dimensions Group and Dimensional Investment Group Inc. Administrative Service Agreement dated July 9, 2008 • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.17)

(Retail) Schedule B (Portfolios) dated January 25, 2013 to the DFA Investment Dimensions Group and Dimensional Investment Group Inc. Administrative Service Agreement dated July 9, 2008 • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.18)

(Retail) Schedule B (Portfolios) dated March 26, 2015 to the DFA Investment Dimensions Group and Dimensional Investment Group Inc. Administrative Service Agreement dated July 9, 2008 • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.19)

Rule 22c-2 Agreement dated July 9, 2008 between DFA Investment Dimension Group, Dimensional Investment Group Inc., ING Life Insurance and Annuity Company and ING National Trust • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.20)

Participation Agreement dated April 30, 2003 among ING Life Insurance and Annuity Company, The GCG Trust and Directed Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 54 to Registration Statement on Form N-1A (File No. 033-23512), as filed on August 1, 2003.

(8.21)

Amendment dated October 9, 2006 to the Participation Agreement dated April 30, 2003 among ING Life Insurance and Annuity Company, ING Investors Trust and Directed Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 47 to Registration Statement on Form N-4 (File No. 033-75962), as filed on November 21, 2006.

(8.22)

Participation Agreement dated as of November 28, 2001 among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company and Aetna Investment Services, LLC • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.

(8.23)

Amendment dated March 5, 2002 between Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002), Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002) and Aetna Investment Services LLC (to be renamed ING Financial Advisers, LLC) to Participation Agreement dated November 28, 2001 and amended on May 1, 2003, November 1, 2004, April 29, 2005, August 31, 2005, December 7, 2005 and April 28, 2006 • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002, and by reference to Post-Effective Amendment No. 28 (File No. 033-75988), as filed on April 10, 2003, and by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-1A (File No. 333-32575), as filed on April 1, 2005, and by reference to Post-Effective Amendment No. 32 (File No. 033-81216), as filed on April 11, 2006, and by reference to Initial Registration (File No. 333-134760), as filed on June 6, 2006.

(8.24)

Shareholder Servicing Agreement (Service Class Shares) dated as of November 27, 2001 between Portfolio Partners, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.

(8.25)

Amendment dated March 5, 2002 between Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002) and Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002) to the Shareholder Servicing Agreement (Service Class Shares) dated November 27, 2001 and amended on May 1, 2003, November 1, 2004, April 29, 2005, December 7, 2005 and April 28, 2006 • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002, and by reference to Post-Effective Amendment No.28 (File No. 033-75988), as filed on April 10, 2003, and by reference to Post-Effective Amendment No. 32 (File No. 033-81216), as filed on April 11, 2006, and by reference to Initial Registration Statement (File No. 333-134760), as filed on June 6, 2006.

(8.26)

Second Amendment effective as of April 1, 2015 to Participation Agreement dated January 30, 1998 as amended by and among Aetna Life Insurance and Annuity Company (now known as Voya Retirement Insurance and Annuity Company), Aetna Series Fund, Inc. (now known as Voya Series Fund, Inc.) and Aeltus Investment Management, Inc. (now known as Voya Investments, LLC) • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 10, 2015.

(8.27)

Fund Participation Agreement dated as of May 1, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series and Aeltus Investment Management, Inc. • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.

(8.28)

Amendment dated November 9, 1998 to Fund Participation Agreement dated as of May 1, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series and Aeltus Investment Management, Inc. and amended on December 31, 1999, February 11, 2000, May 1, 2000, February 27, 2001 and June 19, 2001 • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998, and by reference to Post-Effective Amendment No. 19 (File No. 333-01107), as filed on February 16, 2000, and by reference to Post-Effective Amendment No. 20 (File No. 333-01107), as filed on April 4. 2000, and by reference to Post-Effective Amendment No. 24 (File No. 333-01107), as filed on April 13, 2001, and by reference to Post-Effective Amendment No. 32 (File No. 033-75988), as filed on April 13, 2004.

(8.29)

Service Agreement effective as of May 1, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.

(8.30)

Amendment dated November 4, 1998 and effective as of October 15, 1998 to Service Agreement effective as of May 1, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series and amended on February 11, 2000, May 1, 2000 and June 26, 2001 • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998, and by reference to Post-Effective Amendment No. 20 (File No. 333-01107), as filed on April 4, 2000, and by reference to Post-Effective Amendment No. 32 (File No. 033-75988), as filed on April 13, 2004.

(8.31)

Fund Participation Agreement dated as of May 1, 2001 among Pilgrim Variable Products Trust (renamed ING Variable Products Trust), Aetna Life Insurance and Annuity Company (renamed ING Life Insurance and Annuity Company) and ING Pilgrim Securities, Inc. • Incorporated by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4 (File No. 333-01107), as filed on July 13, 2001.

(8.32)

Amendment dated August 30, 2002 between ING Life Insurance and Annuity Company, ING Variable Products Trust (formerly known as Pilgrim Variable Products Trust) and ING Funds Distributor to Fund Participation Agreement dated May 1, 2001 • Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 033-75988), as filed on April 10, 2003.

(8.33)

Administrative and Shareholder Services Agreement dated April 1, 2001 between ING Funds Services, LLC and ING Life Insurance and Annuity Company (Administrator for ING Variable Products Trust) • Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 033-75988), as filed on April 10, 2003.

(8.34)

Rule 22c-2 Agreement dated no later than April 16, 2007 is effective October 16, 2007 between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.35)

(Retail) Participation Agreement dated as of October 1, 2000 by and among AIM Equity Funds, AIM Distributors, Inc., and Aetna Life Insurance and Annuity Company • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-105479), as filed on May 22, 2003.

(8.36)

(Retail) Amendment No. 1 dated January 1, 2003 to Participation Agreement dated as of October 1, 2000 by and among AIM Equity Funds (renamed Invesco Equity Funds), AIM Distributors, Inc. (renamed Invesco Distributors, Inc.), and ING Life Insurance and Annuity Company (f/k/a Aetna Life Insurance and Annuity Company) and amended on March 31, 2011 and January 1, 2012 • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-105479), as filed on April 21, 2004, and by reference to Post-Effective Amendment No. 59 (File No. 033-75962), as filed on April 3, 2012.

(8.37)

(Retail) Fourth Amendment dated September 24, 2012 to Participation Agreement dated as of October1, 2000 and amended on January 1, 2003, March 31, 2011 and January 1, 2012 by and among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, ING Financial Advisers, Inc., Invesco Investment Services, Inc. and Invesco Distributors, Inc. • Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement on Form N-4 (File No. 333-130822), as filed on April 3, 2013.

(8.38)

Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between AIM Investment Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.39)

(Retail) Selling, Services and Fund Participation Agreement dated July 30, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC and Ivy Funds Distributor, Inc. • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 9, 2014.

(8.40)

(Retail) First Amendment dated as of November 17, 2014 and effective July 31, 2014 to the Selling, Services and Fund Participation Agreement dated July 30, 2009 by and between Voya Retirement Insurance and Annuity Company (formerly ING Life Insurance and Annuity Company), Voya Institutional Plan Services, LLC (formerly ING Institutional Plan Services, LLC), Voya Financial Partners, LLC (formerly ING Financial Advisers, LLC) and Ivy Funds Distributor, Inc. • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 10, 2015.

(8.41)

Rule 22c-2 Agreement made and entered into July 15, 2009 between Ivy Funds Distributor, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 9, 2014.

(8.42)

(Retail) Selling and Services Agreement and Fund Participation Agreement dated August 15, 2010 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, Metropolitan West Asset Management, LLC, Metropolitan West Funds and BNY Mellon Distributors Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.43)

(Retail) First Amendment dated November 25, 2014to the Selling and Services Agreement and Fund Participation Agreement dated August 15, 2010 by and between Voya Retirement Insurance and Annuity Company (formerly ING Life Insurance and Annuity Company), Voya Institutional Plans Services, LLC (formerly ING Institutional Plan Services, LLC), Voya Financial Partners, LLC (formerly ING Financial Advisers, LLC), Metropolitan West Asset Management, LLC, Metropolitan West Funds and Foreside Funds Distributors LLC (formerly BNY Mellon Distributors Inc.) • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 10, 2015.

(8.44)

Rule 22c-2 Agreement made and entered into as of August 15, 2010 between Metropolitan West Funds, BNY Mellon Distributors Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.45)

(Retail) Selling and Services Agreement and Fund Participation Agreement made and entered into as of October 22, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC and Neuberger Berman Management LLC • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.46)

(Retail) First Amendment dated June 19, 2013 to the Selling and Services Agreement and Fund Participation Agreement dated October 22, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC and Neuberger Berman Management LLC • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.47)

Rule 22c-2 Agreement dated April 16, 2007, is effective as of October 16, 2007 between Neuberger Berman Management Inc. and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.48)

(Retail) Fund Participation Agreement October 10, 2000 between Aetna Life Insurance and Annuity Company, T. Rowe Price Investment Services, Inc. and T. Rowe Price Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.49)

(Retail) Amendment dated January 1, 2001 to Fund Participation Agreement dated October 10, 2000 between Aetna Life Insurance and Annuity Company, T. Rowe Price Investment Services, Inc. and T. Rowe Price Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.50)

(Retail) Amendment dated January 1, 2002 to Fund Participation Agreement dated October 10, 2000 Aetna Life Insurance and Annuity Company, T. Rowe Price Investment Services, Inc. and T. Rowe Price Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.51)

(Retail) Amendment dated January 1, 2003 to Fund Participation Agreement dated as of October 10, 2000 by and among ING Life Insurance and Annuity Company (formerly known as Aetna Life Insurance and Annuity Company), T. Rowe Price Investment Services, Inc. and T. Rowe Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.52)

(Retail) Amendment dated March 4, 2003 to Fund Participation Agreement dated October 10, 2000 among ING Life Insurance and Annuity Company (formerly known as Aetna Life Insurance and Annuity Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, T. Rowe Price Investment Services, Inc. and T. Rowe Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.53)

Rule 22c-2 Agreement dated April 16, 2007, is effective as of October 16, 2007 between T. Rowe Price Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.54)

(Retail) Selling and Services Agreement and Fund Participation Agreement made and entered into as of August 10, 2010 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, Touchstone Securities, Inc. and touchstone Advisors, Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.55)

(Retail) First Amendment dated January 29, 2015 to the Selling and Services Agreement and Fund Participation Agreement dated August 10, 2010 by and between Voya Retirement Insurance and Annuity Company, Voya Institutional Plan Services, LLC, Voya Financial Partners, LLC, Touchstone Securities, Inc. and Touchstone Advisors, Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.56)

Rule 22c-2 Agreement dated August 10, 2010 between Touchstone Securities, Inc., ING Life Insurance and Annuity Company, ING National Trust and ING Institutional Plan Services, LLC • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(9)	Opinion and Consent of Counsel [To be filed by Pre-Effective Amendment]
(10)	Consent of Independent Registered Public Accounting Firm [To be filed by Pre-Effective Amendment]
(11)	Not applicable
(12)	Not applicable
(13)	Powers of Attorney

Item 25. Directors and Officers of the Depositor*

Name	Principal Business Address	Positions and Offices with Depositor
Charles P. Nelson	One Orange Way Windsor, CT 06095-4774	Director and President
Alain M. Karaoglan	230 Park Avenue New York, NY 10169	Director
Rodney O. Martin, Jr.	230 Park Avenue New York, NY 10169	Director and Chairman
Chetlur S. Ragavan	230 Park Avenue New York, NY 10169	Director, Executive Vice President and Chief Risk Officer
Michael S. Smith	1475 Dunwoody Drive West Chester, PA 19380	Director
Ewout L. Steenbergen	230 Park Avenue New York, NY 10169	Director and Executive Vice President, Finance
Patricia J. Walsh	230 Park Avenue New York, NY 10169	Executive Vice President and Chief Legal Officer
Tina A. Campbell	30 Braintree Hill Office Park Floors 2-4 Braintree, MA 02184	Senior Vice President and Deputy General Counsel
Joseph D. Horan	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Chief Accounting Officer
Joseph J. Elmy	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President, Tax
Ralph R. Ferraro	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Michael J. Gioffre	One Orange Way Windsor, CT 06095-4774	Senior Vice President, Compliance
Howard F. Greene	230 Park Avenue New York, NY 10169	Senior Vice President, Compensation
Megan A. Huddleston	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Assistant Secretary
Christine L. Hurtsellers	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President
Carolyn M. Johnson	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Patrick D. Lusk	1475 Dunwoody Drive West Chester, PA 19380	Senior Vice President and Appointed Actuary
Richard T. Mason	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Gilbert E. Mathis	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President

Name	Principal Business Address	Positions and Offices with Depositor
Francis G. O’Neill	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Chief Financial Officer
David S. Pendergrass	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Treasurer
Justin Smith	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Deputy General Counsel
Jennifer M. Ogren	20 Washington Avenue South Minneapolis, MN 55401	Secretary
Anne M. Iezzi	One Orange Way Windsor, CT 06095-4774	Vice President and Chief Compliance Officer
Brian J. Baranowski	One Orange Way Windsor, CT 06095-4774	Vice President, Compliance
Kristi L. Cooper	909 Locust Street Des Moines, IA 50309	Vice President, Compliance
Chad M. Eslinger	20 Washington Avenue South Minneapolis, MN 55401	Vice President, Compliance Officer
Regina A. Gordon	One Orange Way Windsor, CT 06095-4774	Vice President, Compliance
Spencer T. Shell	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President and Assistant Treasurer

*    These individuals may also be directors and/or officers of other affiliates of the Company.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 1 to Registration Statement on Form N-4 for Separate Account B of Voya Insurance and Annuity Company (File No. 333-196391), as filed with the Securities and Exchange Commission on April 7, 2015.

Item 27. Number of Contract Owners

As of August 31, 2015, there were 631,830 individuals holding interests in variable annuity contracts funded through Variable Annuity Account C of Voya Retirement Insurance and Annuity Company.

Item 28. Indemnification

Section 33-779 of the Connecticut General Statutes (“CGS”) provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS. Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of

CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against “liability” (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by two or more disinterested directors, as defined in Section 33-770(2); (b) by special legal counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation. Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, Voya Financial, Inc. maintains Professional Liability and Fidelity bond, Employment Practices liability and Network Security insurance policies issued by an international insurer. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. The policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. “Financial Institutional Bond”) and Network Security (a.k.a. “Cyber/IT”).

Section 20 of the Voya Financial Partners, LLC Limited Liability Company Agreement executed as of November 28, 2000 provides that Voya Financial Partners, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of Voya Financial Partners, LLC, as long as he acted in good faith on behalf of Voya Financial Partners, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

Item 29. Principal Underwriter

(a) In addition to serving as the principal underwriter for the Registrant, Voya Financial Partners, LLC acts as the principal underwriter for Variable Life Account B of Voya Retirement Insurance and Annuity Company (VRIAC), Variable Annuity Account C of VRIAC, Variable Annuity Account I of VRIAC and Variable Annuity Account G of VRIAC (separate accounts of VRIAC registered as unit investment trusts under the 1940 Act). Voya Financial Partners, LLC is also the principal underwriter for (i) Separate Account N of ReliaStar Life Insurance Company (RLIC) (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (ii) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iii) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iv) Northstar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (v) ReliaStar Life Insurance Company of New York Variable Annuity Funds A, B and C (a management investment company registered under the 1940 Act), (vi) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H and I (a management investment company registered under the 1940 Act), (vii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P and Q (a management investment company registered under the1940 Act), and (viii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M and P (a management investment company registered under the1940 Act).

(b) The following are the directors and officers of the Principal Underwriter:

Name	Principal Business Address	Positions and Offices with Underwriter
James L. Nichols, IV	One Orange Way Windsor, CT 06095-4774	Director and President
Thomas W. Halloran	30 Braintree Hill Office Park Floors 2-4 Braintree, MA 02184	Director
Richard H. Linton, Jr.	One Orange Way Windsor, CT 06095-4774	Director
Regina A. Gordon	One Orange Way Windsor, CT 06095-4774	Chief Compliance Officer
Kristin H. Hultgren	One Orange Way Windsor, CT 06095-4774	Chief Financial Officer
Brian M. Wilson	One Orange Way Windsor, CT 06095-4774	Assistant Chief Financial Officer
Joseph J. Elmy	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President, Tax
Megan A. Huddleston	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Secretary

Name	Principal Business Address	Positions and Offices with Underwriter
David S. Pendergrass	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Treasurer
M. Bishop Bastien	1474 Stone Point Drive, Suite 129 Roseville, CA 95661	Vice President
Dianne C. Bogoian	One Orange Way Windsor, CT 06095-4774	Vice President
William P. Elmslie	One Orange Way Windsor, CT 06095-4774	Vice President
Molly A. Garrett	One Orange Way Windsor, CT 06095-4774	Vice President
Lisa S. Gilarde	One Orange Way Windsor, CT 06095-4774	Vice President
Bernard P. Heffernon	10740 Nall Avenue, Suite 120 Overland Park, KS 66211	Vice President
Mark E. Jackowitz	22 Century Hill Drive, Suite 101 Latham, NY 12110	Vice President
Carol B. Keen	One Orange Way Windsor, CT 06095-4774	Vice President
David A. Kelsey	One Orange Way Windsor, CT 06095-4774	Vice President
George D. Lessner, Jr.	15455 North Dallas Parkway Suite 1250 Addison, TX 75001	Vice President
David J. Linney	2900 North Loop West, Suite 180 Houston, TX 77092	Vice President
Richard T. Mason	One Orange Way Windsor, CT 06095-4774	Vice President
Michael J. Pise	One Orange Way Windsor, CT 06095-4774	Vice President
Spencer T. Shell	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
Michelle I. Sheiowitz	22 Autumn Drive Scotch Plains, NJ 07076	Vice President
Frank W. Snodgrass	9020 Overlook Blvd. Brentwood, TN 37027	Vice President
Angelia M. Lattery	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary

Name	Principal Business Address	Positions and Offices with Underwriter
Melissa A. O’Donnell	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Jennifer M. Ogren	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Tina M. Schultz	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
James D. Ensley	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer
Terry L. Owens	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer

(c)     Compensation to Principal Underwriter during last fiscal year:

(1)	(2)	(3)	(4)	(5)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation*

Voya Financial Partners, LLC				$50,785,659.69

* Reflects compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of Voya Retirement Insurance and Annuity Company during 2014.

Item 30. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by Voya Retirement Insurance and Annuity Company at One Orange Way, Windsor, Connecticut 06095-4774 and Voya Services Company at 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327-4390.

Item 31. Management Services

Not applicable

Item 32. Undertakings

Registrant hereby undertakes:

(a) to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

(b) to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

(c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents that with respect to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended, that are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), it is relying on and complies with the terms of the SEC Staff’s No-Action Letter dated August 30, 2012, with respect to participant acknowledgement of and language concerning withdrawal restrictions applicable to such plans. See ING Life Insurance and Annuity Company; S.E.C. No-Action Letter, 2012 WL 3862169, August 30, 2012.

Except in relation to 403(b) plans subject to ERISA, the Company hereby represents that it is relying on and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff’s No-Action Letter dated November 28, 1988, with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended. See American Council of Life Insurance; S.E.C. No-Action Letter, 1988 WL 1235221, November 28, 1988.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Voya Retirement Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Variable Annuity Account C of Voya Retirement Insurance and Annuity Company, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 21st day of September, 2015.

VARIABLE ANNUITY ACCOUNT C OF VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
(Registrant)
By:	VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
(Depositor)
By:	/s/Charles P. Nelson
Charles P. Nelson President (principal executive officer)

As required by the Securities Act of 1933, and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints J. Neil McMurdie, Julie E. Rockmore, Megan A. Huddleston, Justin Smith and Brian H. Buckley, and each of them individually, such person’s true and lawful attorneys and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person’s name and capacity indicated below, any and all amendments to this Registration Statement, hereby ratifying and confirming such person’s signatures as it may be signed by said attorneys to any and all amendments (pre-effective and post-effective amendments).

Signature	Title		Date

/s/Charles P. Nelson	Director and President	)	September 18, 2015
Charles P. Nelson	(principal executive officer))
)
/s/Francis G. O’Neill	Senior Vice President and Chief Financial Officer	)	September 10, 2015
Francis G. O’Neill	(principal financial officer))
)
/s/Joseph D. Horan	Senior Vice President and Chief Accounting Officer	)	September 11, 2015
Joseph D. Horan	(principal accounting officer))
)
/s/Alain M. Karaoglan	Director	)	September 16, 2015
Alain M. Karaoglan		)

/s/Rodney O. Martin, Jr.	Director	)	September 16, 2015
Rodney O. Martin, Jr.		)
)
/s/Chetlur S. Ragavan	Director	)	September 10, 2015
Chetlur S. Ragavan		)
)
/s/Michael S. Smith	Director	)	September 14, 2015
Michael S. Smith		)
)
/s/Ewout L. Steenbergen	Director	)	September 16, 2015
Ewout L. Steenbergen		)

Attested and subscribed in the presence of the principal and subsequent to the principal subscribing same:

First Witness signs:  /s/Morgana Q. Sanchez              Second Witness Signs:  /s/Michelle M. Matarazzo

Printed name of witness:  Morgana Q. Sanchez         Printed name of witness:  Michelle M. Matarazzo

State of Connecticut)

County of Hartford  )  ss:  at Windsor on September 18, 2015.

Personally Appeared Charles P. Nelson, Signer and Sealer of the foregoing instrument, and acknowledged the same to be his free act and deed, before me.

/s/Mary L. Grimaldi Notary Public	Mary L. Grimaldi Notary Public, State of Connecticut Commission Expires 11/30/15

Attested and subscribed in the presence of the principal and subsequent to the principal subscribing same:

First Witness signs:  /s/Denise Nowakowski              Second Witness Signs:  /s/John W. Vellturo, Jr.

Printed name of witness:  Denise Nowakowski         Printed name of witness:  John W. Vellturo, Jr.

State of Connecticut)

County of Hartford  )  ss:  at Windsor on September 10, 2015.

Personally Appeared Francis G. O’Neill, Signer and Sealer of the foregoing instrument, and acknowledged the same to be his free act and deed, before me.

/s/Sheila P. Rivera Notary Public	Sheila P. Rivera Notary Public, State of Connecticut Commission Expires 1/31/2019

STATEMENT OF WITNESS

On the date written above, the principal declared to me in my presence that this instrument is his general durable power of attorney and that he had willingly signed or directed another to sign for him, and that he executed it as his free and voluntary act for the purposes therein expressed.

/s/Matthew K. Duffy                                                                          Signature of Witness #1
Matthew K. Duffy                                                                               Printed or typed name of Witness #1
Voya Financial, 5780 Powers Ferry Rd. NW                                  Address of Witness #1
Atlanta, GA  30327

/s/Wendy Waterman                                                                          Signature of Witness #2
Wendy Waterman                                                                               Printed or typed name of Witness #2
Voya Financial, 5780 Powers Ferry Road, NW                             Address of Witness #2
Atlanta, GA  30327

State of New York

County of New York

On the 16th day of September in the year 2015, before me, the undersigned, personally appeared Alain M. Karaoglan, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/Pier Tisdel________ Notary Public	Pier Tisdel__________ Notary Public, Kings County No. 01TI6115336 Qualified in Kings County Certificate Filed in New York County Commission Expires 9/7/16 .

State of New York

County of New York

On the 16th day of September in the year 2015, before me, the undersigned, personally appeared Rodney O. Martin, Jr., personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/Pier Tisdel________ Notary Public	Pier Tisdel__________ Notary Public, Kings County No. 01TI6115336 Qualified in Kings County Certificate Filed in New York County Commission Expires 9/7/16 .

State of New York

County of New York

On the 10th day of September in the year 2015, before me, the undersigned, personally appeared Chetlur S. Ragavan, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/Pier Tisdel________ Notary Public	Pier Tisdel__________ Notary Public, Kings County No. 01TI6115336 Qualified in Kings County Certificate Filed in New York County Commission Expires 9/7/16 .

State of New York

County of New York

On the 16th day of September in the year 2015, before me, the undersigned, personally appeared Ewout L. Steenbergen, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/Pier Tisdel________ Notary Public	Pier Tisdel__________ Notary Public, Kings County No. 01TI6115336 Qualified in Kings County Certificate Filed in New York County Commission Expires 9/7/16 .

VARIABLE ANNUITY ACCOUNT C

Exhibit Index

Exhibit No.

Exhibit

24(b)(9)	Opinion and Consent of Counsel	*

24(b)(10)	Consent of Independent Registered Public Accounting Firm	*

24(b)(13)	Powers of Attorney	**

*To be filed by Pre-Effective Amendment

**Included on Signature Page of this Initial Registration Statement